

Mail Stop 3628

April 16, 2009

By Facsimile and U.S. Mail

Aron Izower, Esq.
Reed Smith LLP
599 Lexington Avenue
22nd Floor
New York, NY 10012

      Re: Quigley Corporation
              Schedule 14A filed by Ted Karkus et al.
              Filed April 9, 2009
              File No. 0-21617

Dear Mr. Izower:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Please confirm to us that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice of internet availability informing them that the materials are available and explaining how to access those materials. Refer to Rule 14a-16 and Exchange Act Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

2. We note that security holders who vote the blue proxy will be disenfranchised with respect to the company's proposal to ratify the appointment of the company's independent

auditors. Please revise the proxy statement and proxy card to state that by executing and returning your blue proxy card, security holders will relinquish the opportunity to vote on other matters to be voted upon at the annual meeting that the company has proposed in its proxy statement. Alternatively, please revise the form of proxy to include the company's other proposal.

3. Please revise to include a background discussion of the contacts between the participants and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

4. We note you state that the proxy statement is solicited by Ted Karkus or the Nominating Shareholder. Please revise throughout the proxy statement and proxy card to identify each of the participants in the solicitation. Refer to Item 4(b)(1) of Schedule 14A and Rule 14a-4(a)(1).

5. Please revise to indicate that the proxy card and proxy statement are "preliminary copies." Refer to Rule 14a-6(e)(1).

Reasons for the Solicitation, page 4

6. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the following statements:

- "The Nominating Shareholder believes that the Company's current Board of Directors is not sufficiently independent of management and that the current Board has failed to maximize shareholder value."

- "The Nominating Shareholder believes that the Board has rubber-stamped highly questionable business decisions that have resulted in a severe decline in financial performance."

- "In the Nominating Shareholder's opinion, the Board has approved massively excessive compensation…."

- "…the Board approved the sale of key revenue producing assets in 2008 to a company for which the CEO's brother is a major shareholder (which was not disclosed in Company's filings) and at a highly questionable valuation."

7. Please describe any specific plans to "institute strong corporate governance policies to prevent nepotism and unfair related transactions" and to "maximize shareholder returns." Please also state that the nominees' plans could change subject to their fiduciary duty to stockholders if they are elected

Proposal One; Election of Directors…, page 6

8. We note that the Nominating Shareholder believes that the each of the nominees qualifies as independent under NASDAQ's rules. Please revise to affirmatively state whether each nominee is independent, as required by Item 7(c) of Schedule 14A and corresponding Item 407(a) of Regulation S-K.

9. We note that each of the nominees has consented to being named in the proxy statement and has indicated a willingness to serve if elected. Please also revise to state whether each nominee has consented to serve if elected. Refer to Rule 14a-4(d)(4).

10. Please revise to briefly describe the type of business conducted by each company referred to in the nominees' descriptions of business experience.

11. We note that you may introduce substitute or additional nominees. Please revise to specifically address whether any advance notice provisions affect your ability to designate substitute or additional nominees. Please revise to state that a revised proxy card would be distributed with the proxy supplement.

What is a quorum, and why is it necessary, page 12

12. For ease of investor understanding, please revise to separate your discussion of the vote required under another subheading. Please revise to clearly state the treatment of broker non-votes and abstentions on the quorum and voting requirements. Refer to Item 21(b) of Schedule 14A.

Proxy Solicitation and Expenses, page 14

13. Please revise to fill-in the blanks in this section.

Form of Proxy

14. Please revise to specifically state that the proxy is not being solicited by the board of directors. Refer to Rule 14a-4(a)(1).

15. With respect to any other registrant nominees, please revise to provide adequate space for security holders to write the name(s) of the nominees for whom they seek to withhold authority. Refer to Rule 14a-4(d)(4)(iii).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions